Exhibit 99.5

The Real Brokerage Inc. Announces First Quarter 2025 Financial Results

TORONTO and NEW YORK, May 8, 2025 – The Real Brokerage Inc. (NASDAQ: REAX) (“Real” or the “Company”), a technology platform reshaping real estate for agents, home buyers, and sellers, announced today financial results for the first quarter ended March 31, 2025.

“Real delivered outstanding results to start 2025, continuing our track record of differentiated growth,” said Tamir Poleg, Real’s Chairman and Chief Executive Officer. “Our focus on innovation remains central to our success. With Leo CoPilot, our AI-powered agent assistant, and continued momentum in Real Wallet, we believe we are building moats that increase the value of our platform to agents — helping them grow their businesses and attracting top talent to Real. We are committed to building a platform that generates sustainable, long-term growth and returns.”

“At Real, our focus is simple - we want what’s best for agents and their clients,” said Sharran Srivatsaa, President of Real. “Markets shift and rules change, but our model was built to win in any environment — by helping our agents stay ahead, grow their businesses, and deliver for home buyers and sellers. As the market continues to recover, we will lead the industry with grace, transparency, and a spirit of collaboration over competition.”

“Our first quarter results demonstrate the strength, scalability, and resilience of our platform,” said Ravi Jani, Real’s Chief Financial Officer. “Looking ahead, we remain focused on driving above-market growth and improving margins, with a disciplined approach to capital allocation. Our strategy is grounded in creating long-term value for our agents, partners, and shareholders.”

Q1 2025 Operational Highlights1

●	The total value of completed real estate transactions reached $13.5 billion in the first quarter of 2025, an increase of 80% from $7.5 billion in the first quarter of 2024.

●	The total number of transactions closed was 33,617 in the first quarter of 2025, an increase of 77% from 19,032 in the first quarter of 2024.

●	The total number of agents on the platform increased to 26,870 at the end of the first quarter of 2025, an increase of 61% from the first quarter of 2024. As of May 8, 2025, approximately 27,700 agents are now on the Real platform.

Q1 2025 Financial Highlights

●	Revenue rose to $354.0 million in the first quarter of 2025, an increase of 76% from $200.7 million in the first quarter of 2024.

●	Gross profit reached $33.9 million in the first quarter of 2025, an increase of 63% from $20.8 million in the first quarter of 2024.

●	Net loss attributable to owners of the Company was $(5.0) million in the first quarter of 2025, compared to $(16.1) million in the first quarter of 2024.

●	Adjusted EBITDA[2] was $8.3 million in the first quarter of 2025. This compares to $3.6 million in the first quarter of 2024.

●	Operating expenses, which include General & Administrative, Marketing, and Research and Development expenses, totaled $39.1 million in the first quarter of 2025, a 7% increase from $36.5 million in the first quarter of 2024.

●	Revenue share expense, which is included in Marketing expenses, was $12.5 million in the first quarter of 2025, a 38% increase compared to $9.1 million in the first quarter of 2024.

1 All dollar references are in U.S. dollars.

2 There are references to “Adjusted EBITDA” and “Adjusted Operating Expense” in this press release, which are non-GAAP measures. See accompanying note under the heading “Non-GAAP Measures” for an explanation of the composition of these non-GAAP measures.

●	Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation, expenses related to the settlement of antitrust litigation, and other unique or non-cash expenses, were $21.2 million in the first quarter of 2025, an increase of 56% from $13.6 million in the first quarter of 2024.

○	Adjusted operating expense per transaction was $631 in the first quarter of 2025, a decline of 12% from $715 in the first quarter of 2024.

●	Loss per share was $(0.02) in the first quarter of 2025, compared to a loss per share of $(0.09) in the first quarter of 2024.

●	The Company repurchased 1.3 million common shares for $6.1 million in the first quarter of 2025, pursuant to its normal course issuer bid.

Business Highlights and Recent Updates

●	Real Wallet Expansion. In the fourth quarter of 2024, Real launched the Real Wallet, a financial technology platform that centralizes an agent’s access to certain Company-branded financial products.

○	Real Wallet currently includes:

●	Business checking accounts for select U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card.

●	Credit lines for select Canadian agents, based on their earnings history with Real.

○	As of the end of April 2025:

●	Approximately 3,200 Real agents are utilizing Real Wallet business checking accounts, with approximately 300 utilizing Real Wallet Tax Planning accounts.

●	The average deposit balance held in all Real Wallet checking and tax planning accounts was approximately $8M.

Real Wallet represents a significant step in Real’s strategy to integrate fintech solutions into its platform, providing agents with greater financial flexibility.

●	Real India Update. In the first quarter of 2025, Real converted 136 contractors in India to full-time employees, including 71 dedicated to Research and Development, as part of a broader effort to scale core functions and enhance agent support.

○	Following this investment in headcount, Real’s agent-to-full-time brokerage employee ratio declined to 88:1, from 136:1 as of Q4 2024.

○	This transition is not expected to have a material impact on Real’s financials, as these employees were already fully dedicated to Real in a contractor capacity.

The Company will discuss the first quarter results on a conference call and live webcast today at 8:00 a.m. ET.

Conference Call Details:

Date:	Thursday, May 8, 2025

Time:	8:00 am ET

Dial-in Number:	North American Toll Free: 888-506-0062 International: 973-528-0011

Access Code:	209366

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/52080

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010 International: 919-882-2331

Access Code:	52080

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/52080

Non-GAAP Measures

This news release includes references to “Adjusted EBITDA”, and “Adjusted Operating Expense”, which are non-U.S. generally accepted accounting principles (“GAAP”) financial measures. Non-GAAP measures are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items, such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique and/or non-operating in nature.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA and Adjusted Operating Expense have no direct comparable GAAP financial measures. The Company has used or included these non-GAAP measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-GAAP measures may not be appropriate for any other purpose. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Our Adjusted EBITDA is reconciled to the most comparable GAAP measure for the three months ended March 31, 2025 and 2024 and is presented in the table below labeled Reconciliation of Net Loss to Adjusted EBITDA. Our Adjusted Operating Expense reconciled to the most comparable GAAP measure is presented for the three months ended March 31, 2025 and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense.

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

Unaudited

	As of
	March 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$24,706	$23,376
Restricted cash	30,259	24,089
Investments in financial assets	10,554	9,449
Trade receivables	16,789	14,235
Other receivables	54	117
Prepaid expenses and deposits	1,533	1,645
TOTAL CURRENT ASSETS	$83,895	$72,911
NON-CURRENT ASSETS
Intangible assets, net	2,352	2,575
Goodwill	8,993	8,993
Property and equipment, net	2,245	2,116
Long-term financing receivables, net	2,969	-
TOTAL NON-CURRENT ASSETS	$16,559	$13,684
TOTAL ASSETS	$100,454	$86,595

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	927	1,374
Accrued liabilities	33,572	25,939
Customer deposits	30,259	24,089
Other payables	3,177	3,050
TOTAL CURRENT LIABILITIES	$67,935	$54,452
TOTAL LIABILITIES	$67,935	$54,452

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, $0 par value, unlimited Common Shares authorized, 205,285 Shares issued and 205,158 outstanding (in thousands) at March 31, 2025; and 202,941 Shares issued and 202,499 outstanding (in thousands) at December 31, 2024	-	-
Additional paid in capital	142,457	138,639
Deficit	(109,713)	(104,746)
Accumulated other comprehensive income	599	708
Treasury stock, at cost, 127 and 442 Common Shares (in thousands) at March 31, 2025 and December 31, 2024, respectively	(591)	(2,455)
EQUITY ATTRIBUTABLE TO OWNERS	$32,752	$32,146
Non-controlling interests	(233)	(3)
TOTAL EQUITY	$32,519	$32,143
TOTAL LIABILITIES AND EQUITY	$100,454	$86,595

THE REAL BROKERAGE INC.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

Unaudited

	Three Months Ended March 31,
	2025	2024
Revenues	$353,981	$200,743
Cost of Sales	320,045	179,984
Gross Profit	$33,936	$20,759

General and administrative expenses	17,516	12,136
Marketing expenses	17,697	12,629
Research and development expenses	3,932	2,462
Settlement of litigation	—	9,250
Operating Expenses	$39,145	$36,477
Operating Loss	$(5,209)	$(15,718)

Other income	122	173
Finance expenses, net	(34)	(552)
Net Loss	$(5,121)	$(16,097)
Net income attributable to noncontrolling interests	(154)	—
Net Loss Attributable to the Owners of the Company	$(4,967)	$(16,097)
Other comprehensive income/(loss):
Unrealized gain on investments in financial assets	12	43
Foreign currency translation adjustment	(121)	119
Total Comprehensive Loss Attributable to Owners of the Company	$(5,076)	$(15,935)
Total Comprehensive Income Attributable to NCI	(154)	—
Total Comprehensive Loss	$(5,230)	$(15,935)
Loss per share
Basic and diluted loss per share	$(0.02)	$(0.09)
Weighted-average shares, basic and diluted	204,382	184,692

THE REAL BROKERAGE INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollar in thousands)

Unaudited

	Three Months Ended March 31,
	2025	2024
OPERATING ACTIVITIES
Net Loss	$(5,121)	$(16,097)
Adjustments for:
Depreciation and amortization	379	326
Equity-settled share-based payment	12,707	8,844
Finance costs	(149)	129
Change in fair value of warrants liability	-	271
Changes in operating asset and liabilities:
Trade receivables	(2,555)	(3,094)
Other receivables	63	(27)
Long-term financing receivables	(2,969)	-
Prepaid expenses and deposits	112	910
Accounts payable	(447)	522
Accrued liabilities	7,633	7,840
Customer deposits	6,170	11,492
Other payables	127	10,364
NET CASH PROVIDED BY OPERATING ACTIVITIES	$15,950	$21,480

INVESTING ACTIVITIES
Purchase of property and equipment	(285)	(96)
Purchase of financial assets	(1,350)	(171)
Sale of financial assets	257	22
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$(1,378)	$(245)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(6,122)	(4,623)
Payment of employee taxes on certain share-based arrangements	(1,213)	(321)
Proceeds from exercise of stock options	310	613
Distributions to non-controlling interest	(76)	(38)
NET CASH USED IN FINANCING ACTIVITIES	$(7,101)	$(4,369)

Net change in cash, cash equivalents and restricted cash	7,471	16,866
Cash, cash equivalents and restricted cash, beginning of year	47,465	27,655
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	29	(9)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$54,965	$44,512

THE REAL BROKERAGE INC.

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

(Expressed in thousands of U.S. dollars)

Unaudited

	For the Three Months Ended
	March 31, 2025	March 31, 2024
Net Loss	$(5,121)	$(16,097)
Add/(Deduct):
Finance Costs	34	671
Depreciation and Amortization	379	326
Stock-Based Compensation	12,707	8,844
Restructuring Expenses	250	-
Expenses related to Anti-Trust Litigation Settlement	27	9,857
Adjusted EBITDA	$8,276	$3,601

THE REAL BROKERAGE INC.

BREAKOUT OF REVENUE BY SEGMENT

(Expressed in thousands of U.S. dollars)

Unaudited

	For the Three Months Ended
	March 31, 2025	March 31, 2024
Main revenue streams
Commissions	351,749	199,252
Title	1,030	795
Mortgage Income	1,076	696
Wallet	126	—
Total Revenue	$353,981	$200,743

THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(Expressed in thousands of U.S. dollars)

Unaudited

	2023				2024				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Operating Expense	17,846	21,499	22,742	26,796	36,477	32,512	34,607	36,371	39,145
Less: Revenue Share Expense	5,434	7,684	7,946	6,840	9,064	12,475	11,651	9,537	12,504
Revenue Share Expense (% of revenue)	5.0%	4.1%	3.7%	3.8%	4.5%	3.7%	3.1%	2.7%	3.5%
Less:
Stock-Based Compensation - Employees	1,019	1,214	285	6543	1,493	2,265	3,139	3,405	1,651
Stock-Based Compensation - Agent	1,541	1,640	2,769	1,830	2,137	2,335	2,665	2,940	3,115
Depreciation and Amortization Expense	269	284	277	298	326	340	358	372	379
Restructuring Expense	41	44	80	58	—	—	—	—	250
Expenses Related to Anti-Trust Litigation Settlement	—	—	—	—	9,857	369	33	118	27
Subtotal	2,870	3,182	3,411	8,729	13,813	5,309	6,195	6,835	5,422
Adjusted Operating Expense[1]	9,542	10,633	11,385	11,227	13,600	14,728	16,761	19,998	21,219
Adjusted Operating Expense (% of revenue)	8.8%	5.7%	5.3%	6.2%	6.8%	4.3%	4.5%	5.7%	6.0%

1 Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(Dollar amounts expressed in U.S. dollars)

Unaudited

	2023				2024				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Transaction Data
Closed Transaction Sides	10,963	17,537	20,397	17,749	19,032	30,367	35,832	35,370	33,617
Total Value of Home Side Transactions ($, billions)	4.0	7.0	8.1	6.8	7.5	12.6	14.4	14.6	13.5
Median Home Sales Price ($, thousands)	$350	$369	$370	$355	$372	$384	$383	$380	$380
Agent Metrics
Total Agents	10,000	11,500	12,175	13,650	16,680	19,540	21,770	24,140	26,870
Agent Churn Rate (%)	8.3	6.5	10.8	6.2	7.9	7.5	7.3	6.8	8.7
Revenue Churn Rate (%)	4.3	3.8	4.5	4.9	1.9	1.6	2.0	1.8	2.5
Headcount and Efficiency Metrics
Full-Time Employees	127	145	162	159	151	231	240	264	410
Full-Time Employees, Excluding One Real Title and One Real Mortgage	88	102	120	118	117	142	155	178	307
Headcount Efficiency Ratio[1]	1:114	1:113	1:101	1:116	1:143	1:138	1:140	1:136	1:88
Revenue Per Full Time Employee ($, thousands)[2]	$1,226	$1,817	$1,789	$1,537	$1,716	$2,400	$2,403	$1,970	$1,153
Operating Expense Excluding Revenue Share ($, thousands)[3]	$12,412	$13,815	$14,796	$19,956	$27,413	$20,037	$22,956	$26,835	$26,641
Operating Expense Per Transaction Excluding Revenue Share ($)[4]	$1,132	$788	$725	$1,124	$1,440	$660	$641	$759	$792
Adjusted Operating Expense ($, thousands)[5]	$9,542	$10,633	$11,385	$11,226	$13,600	$14,728	$16,761	$19,998	$21,219
Adjusted Operating Expense Per Transaction ($)	$870	$606	$558	$632	$715	$485	$468	$565	$631

1Defined as the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform

2Reflects total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees)

3Defined as total operating expenses per the Company’s statement of comprehensive loss, less revenue share disclosed in the Company’s expense by nature footnote disclosure in the Financial Statements

4Defined as operating expense excluding revenue share, divided by closed transaction sides

5Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real’s expectation regarding increasing the number of agents, revenue growth and profitability and the business, strategic plans of Real and expectations regarding Real Wallet and Leo CoPilot, including their anticipated features.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features, including Real Wallet, Leo CoPilot and Leo for Clients and those risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 6, 2025, and “Risks and Uncertainties” in the Company’s Quarterly Management’s Discussion and Analysis for the period ended March 31, 2025, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca.

These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 27,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

The Real Brokerage is a real estate technology company and is not a bank. Banking services are provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted.

Contact Information

For additional information, please contact:

Ravi Jani

Chief Financial Officer

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221